Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	September 1, 2011
For Immediate Release	NR#11- 08

MAG Silver Confirms New Structure in Drilling at Juanicipio

Hole 43P intersects 3.82 metres grading 491 g/t Silver (14.3 opt) and 2.69 g/t Gold
Including 1.52 metres grading 965 g/t Silver (28.1 opt) and 6.39 g/t Gold

Vancouver, B.C…MAG Silver Corp. (TSX:MAG) (NYSE.A:MVG) (“MAG”) announces that recent diamond drilling confirms the discovery of a new high grade structure on the Juanicipio Joint Venture property. The tentatively named “Las Venadas Structure” lies approximately mid-way between the Valdecañas and Juanicipio Veins. Discovery of this new structure reinforces MAG’s long-standing expectation that potential remains high for multiple vein discoveries within the Juanicipio Project area.

Joint Venture contractor and partner, Fresnillo plc (“Fresnillo”), reports that Drill Hole 43P has a structure intercept of 3.82 metres (true width) grading 491 grams per ton (g/t) silver (14.3 ounces per tonne (opt)) and 2.69 g/t gold, with negligible lead and zinc. Within the intercept is a higher grade zone reporting 1.52 metres (true width) grading 965 g/t silver (28.1 opt) and 6.39 g/t gold.

A further bore hole, Hole 44P, has cut 2.65 metres of visibly mineralized quartz structure deeper in the same section.  Assays are pending for Hole 44P.

Collectively these three bore holes confirm the discovery of a new structure on the Juanicipio property. The significance of this new structure remains to be determined by further drilling.  Initial indications are that the discovery of this third structure on the property is an important event in the evolution of the project.

Table 1: Assay Results “Las Venadas Structure”
Hole No.	From Metres	To Metres	Width Metres	Silver g/t	Silver opt	Gold g/t	Lead %	Zinc %	True Width Metres
43P	523.55	527.70	4.15	491	14.3	2.69	0.01	0.02	3.82
Including	526.05	527.70	1.65	965	28.1	6.39	0.01	0.02	1.52

The first hole into this south dipping structure was Hole 37P (in 2010) which cut a structure grading 490 g/t silver (14.3 opt), 0.94 g/t gold and negligible base metal values over an estimated 2.75 metre true width. Hole 43P, reported herein, intersected this new structure approximately and 100 metres deeper than the 37P intercept.  Hole 44P was drilled on the same section as 43P to intersect the new structure 100 metres deeper than hole 43P and it intersected a quartz structure 2.65 metres wide containing visible acanthite (silver sulphide), pyrite, arsenopyrite and fluorite starting at 594.85 metres. The three holes mentioned are in the same section.

Drilling on the Juanicipio property continues with 8 drills currently active.

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The Joint Venture is operated through Minera Juanicipio S.A. de C. V. a Mexican entity owned 44% by MAG Silver and 56% by Fresnillo, who is also the project manager. The project is located in Zacatecas State, Mexico

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of projects to MAG whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About the Joint Venture
The 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous production since the 1500’s and today is host to the world’s largest producing primary silver mine operated by Fresnillo. The joint venture is operated through Minera Juanicipio S.A. de C. V. a Mexican entity owned 44% by MAG Silver and 56% by Fresnillo, which operates the delineation and exploration program on behalf of the joint venture company.

About MAG Silver Corp. (www.magsilver.com)
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE-Amex under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"
 President and CEO

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For further information on behalf of MAG Silver Corp. Contact: Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

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Location and Plan - Las Venadas Structure

N
710200
711200
Property Boundary
Fresnillo plc
Minera Juanicipio
Valdecañas Vein
37P
44P
43P
Las Venadas Structure
Drill Hole Progress
45P
Juanicipio Vein
Property Boundary
500m

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TSX : MAG
NYSE AMEX : MVG

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Las Venadas Mineralized Structure –Section View

MAG

2400m
2200m
2000m
1800m
1600m
ASL
N20ºE
42P D
41P
Rhyolite
Sediments
FRESNILLO PLC
Minera Juanicipio
A
B
C
43P
38P
JU9
37P
41P
GH
GB
GC
GD
FE
GE
Valdecañas Vein
44P
Structure Anom.
39P
Juanicipio Structure
Las Venadas Structure

Intercept	Hole No.	True Width Meters	Silver g/t	Silver oz/t	Gold g/t	Lead %	Zn %
A	37P	2.75	490	14.3	0.94	0.00	0.02
B	43P	3.82	491	14.3	2.69	0.01	0.02
C	44P	2.65	Assays Pending				
D	42P	No Intercept Reported					

Drill Hole – Completed pre 2011

Drill Hole 2011

Drill hole in Progress

1:4,000

0 200 400

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TSX : MAG
NYSE AMEX : MVG

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